IMMEDIATE RELEASE

Results of Extraordinary Shareholder Meeting and Completion Of FIMGold Sale Of Its Shareholdings In Formula Systems To Emblaze

Herzliya, Israel – November 20, 2006 – Formula Systems (1985) Ltd. (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, announced today that at the adjourned Extraordinary General Meeting of its shareholders that was held on Sunday, November 19, 2006, its shareholders approved the spin-off of the ordinary shares of Formula Vision Technologies (F.V.T.) Ltd. (“Formula Vision”), an Israeli corporation traded on the Tel Aviv Stock Exchange, by way of a dividend in kind to Formula's shareholders. Formula has not yet determined the record date for such distribution.

Formula also announced today that it has been informed by FIMGold Limited Partnership and Emblaze Ltd. (“Emblaze”), that they have closed today the sale of all FIMGold Limited Partnership’s shareholdings in Formula to Emblaze, in the course of which  Emblaze purchased 4,406,237 Ordinary Shares of Formula, representing approximately 33.4% of its outstanding share capital.

In addition, effective as of the closing, Guy Bernstein, Tal Barnoach and Shimon Laor have joined Formula’s Board of Directors, instead of Ishay Davidi, Yarom Oren and Dan Goldstein who resigned from the Board of Directors.

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President, Formula Systems (1985) Ltd.

+972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems (1985) Ltd.

(203) 255 7902